SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SORRENTO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83587F202

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83587F202	Page 2 of 10 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cambridge Equities, LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC, AF (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None (See Item 5)
	8	Shared voting power 8,912,199 shares (See Item 5)
	9	Sole dispositive power None (See Item 5)
	10	Shared dispositive power 8,912,199 shares (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 8,912,199 shares (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐ Not applicable
13	Percent of class represented by amount in Row (11) 19.9% (See Item 5)
14.	Type of reporting person* PN

*	See Instructions

SCHEDULE 13D

CUSIP No. 83587F202	Page 3 of 10 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MP 13 Ventures, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* AF (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None (See Item 5)
	8	Shared voting power 8,912,199 shares (See Item 5)
	9	Sole dispositive power None (See Item 5)
	10	Shared dispositive power 8,912,199 shares (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 8,912,199 shares (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 19.9% (See Item 5)
14.	Type of reporting person* OO

*	See Instructions

SCHEDULE 13D

CUSIP No. 83587F202	Page 4 of 10 Pages

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick Soon-Shiong
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* PF, AF (See Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 720,174 (See Item 5)
	8	Shared voting power 8,912,199 shares (See Item 5)
	9	Sole dispositive power 720,174 (See Item 5)
	10	Shared dispositive power 8,912,199 shares (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 9,632,373 shares (See Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 21.9% (See Item 5)
14.	Type of reporting person* IN

*	See Instructions

SCHEDULE 13D
CUSIP No. 83587F202		Page 5 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Sorrento Therapeutics, Inc., a Delaware corporation (“Sorrento”).

The address of the principal executive offices of Sorrento is 6042 Cornerstone Ct. West, Suite B, San Diego, California 92121.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (f)	This Schedule 13D is being filed jointly by (i) Cambridge Equities, LP, a limited partnership organized under the laws of the State of Delaware (“Cambridge Equities”), (ii) MP 13 Ventures, LLC, a limited liability company organized under the laws of the State of Delaware (“MP 13 Ventures”), and (iii) Dr. Patrick Soon-Shiong, a natural person and citizen of the United States. Cambridge Equities, MP 13 Ventures and Dr. Soon-Shiong are collectively referred to herein as the “Reporting Persons.”

(b)	The principal business address for each Reporting Person is 9922 Jefferson Boulevard, Culver City, California 90232.

(c)	The principal business of Cambridge Equities is investment. MP 13 Ventures is the general partner of Cambridge Equities and thus may be deemed to control Cambridge Equities. The principal business of MP 13 Ventures is investment. Dr. Soon-Shiong is the sole member of MP 13 Ventures and thus may be deemed to control MP 13 Ventures and each entity directly or indirectly controlled by MP 13 Ventures (including Cambridge Equities). Dr. Soon-Shiong is an investor, scientist and technologist.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 14, 2014, Sorrento and Cambridge Equities entered into a Securities Purchase Agreement, which they subsequently amended on December 22, 2014 pursuant to the First Amendment thereto (the “First Amendment”) (such Securities Purchase Agreement, as amended by the First Amendment, the “Purchase Agreement”). Pursuant to the Purchase Agreement, Sorrento agreed to issue and sell, and Cambridge Equities agreed to purchase, (i) 7,188,061 shares of Common Stock (the “Closing Shares”) at a price of $5.80 per share and (ii) a warrant (the “Warrant”) exercisable for 1,724,138 shares of Common Stock (the “Warrant Shares”) at an exercise price of $5.80 per share. The aggregate purchase price for the Common Shares was $41,690,753.80, and the purchase price (excluding any exercise price payable in the event of any exercise of the Warrant) was $51,724.14, for a total purchase price of $41,742,477.94 (the “Purchase Price”).

Cambridge Equities’ obligations under the Purchase Agreement were contingent on the satisfaction of a number of conditions, including the designation of the Closing Shares and Warrant Shares for listing on Sorrento’s trading exchange. Such conditions were satisfied, and the transactions contemplated by the Purchase Agreement were consummated, on December 22, 2014 (the “Closing Date”).

SCHEDULE 13D
CUSIP No. 83587F202		Page 6 of 10 Pages

The exercise price of the Warrant is subject to customary adjustments provisions for stock splits, stock dividends, recapitalizations and the like. The Warrant expires on the third anniversary of the Closing Date.

The funds used by Cambridge Equities to purchase the Closing Shares and the Warrant were from internal sources, including working capital or funds provided by Dr. Soon-Shiong.

Prior to the execution of the Purchase Agreement, on November 28, 2014, Dr. Soon-Shiong purchased an aggregate of 720,174 shares of Common Stock on the open market at a weighted average per share price of $3.7999, for an aggregate purchase price (excluding trading commissions and related administrative costs) of $2,736,589.18. Dr. Soon-Shiong used personal funds to purchase such shares.

The foregoing description of the Purchase Agreement and the Warrant is a summary only and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Warrant, which are filed as Exhibits 2 through 4 to this Schedule 13D and are hereby incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Closing Shares and the Warrant for investment purposes in connection with the establishment of a strategic collaboration between an affiliate of Dr. Soon-Shiong and Sorrento to jointly develop next generation immunotherapies for the treatment for cancer and autoimmune diseases.

Under the Purchase Agreement, Cambridge Equities has agreed to certain standstill provisions. The standstill provisions provide that, prior to the earlier to occur of (x) six months following the Closing Date (as defined in the Purchase Agreement) and (y) the date of Sorrento’s 2015 annual meeting of stockholders, neither Cambridge Equities nor any of its affiliates or representatives (collectively, the “Investor Group”) shall (a) acquire or offer to acquire, seek, propose or agree to acquire, or make a proposal to acquire, by means of a purchase, tender or exchange offer, merger, business combination or in any other manner, beneficial ownership of Sorrento (or any of its securities) or of any assets or property thereof, including, in each case, any rights or options to acquire such ownership (including from any third person); (b) make or in any way participate in any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, or grant of consents with respect to, any voting securities of Sorrento; (c) make any public announcement with respect to, or solicit or submit a proposal for, or offer of (with or without conditions), any merger, business combination, recapitalization, reorganization, purchase of a material portion of the assets and properties of or other similar extraordinary transaction involving Sorrento or any of its respective securities; (d) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any securities of Sorrento or otherwise in connection with any of the foregoing; (e) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of Sorrento; (f) disclose any intention, plan or arrangement inconsistent with any of the foregoing; (g) advise, assist or encourage, or join with, any other persons in connection with any of the actions or matters referred to in the foregoing clauses (a) through (f); or (h) agree to take any of the actions or matters referred to in the foregoing clauses (a) through (g). Cambridge Equities also agreed to restrictions on its or any of the Investor Group’s ability to request an amendment, waiver or termination of any of the foregoing standstill provisions.

In addition, the Purchase Agreement requires Sorrento to use its best efforts to maintain the listing or quotation of the Common Stock on NASDAQ. The Purchase Agreement also grants Cambridge Equities certain demand registration rights in respect of the Closing Shares and Warrant Shares, exercisable beginning 120 calendar days after the Closing Date.

The terms of the Warrant prohibit Cambridge Equities from exercising any portion of the Warrant to the extent that, after giving effect to the issuance of the requested number of Warrant Shares, Cambridge Equities and its affiliates or group members would beneficially own in excess of 19.9% of the number of shares of Common Stock outstanding immediately upon giving effect to such issuance.

SCHEDULE 13D
CUSIP No. 83587F202		Page 7 of 10 Pages

The foregoing description of the Purchase Agreement and the Warrant is a summary only and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Warrant, which are filed as Exhibits 2 through 4 to this Schedule 13D and are hereby incorporated by reference in response to this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)	Cambridge Equities beneficially owns, in the aggregate, 8,912,199 shares of Common Stock, representing approximately 19.9% of the outstanding Common Stock of the Company.[1] These 8,912,199 shares of Common Stock are comprised of (i) the 7,188,061 Closing Shares and (ii) the 1,724,138 Warrant Shares that Cambridge Equities may acquire upon exercise of the Warrant. MP 13 Ventures and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

Dr. Soon-Shiong also beneficially owns 720,174 shares of Common Stock. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 720,174 shares of Common Stock. As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 9,632,373 shares of Common Stock, representing approximately 21.9% of the outstanding Common Stock of the Company.

(c)	The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 5(c).

(d)	To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3 and 4 above is hereby incorporated by reference in response to Item 6.

[1]	All calculations of percentage ownership in this Schedule 13D are based on 36,120,911 shares of Common Stock outstanding as of December 22, 2014, which number includes (i) the 28,932,850 shares of Common Stock outstanding prior the issuance of the Closing Shares, as represented to Cambridge Equities by Sorrento in the Purchase Agreement, and (ii) the Closing Shares.

Calculations of the number of shares beneficially owned by the Reporting Persons take into account the Warrant Shares because the Warrant is currently exercisable. However, calculations of percentage ownership of the Reporting Persons do not take into account the Warrant Shares because, as discussed in Item 4 above, the terms of the Warrant prohibit Cambridge Equities from exercising any portion of the Warrant to the extent that, after giving effect to the issuance of the requested number of Warrant Shares, Cambridge Equities and its affiliates or group members would beneficially own in excess of 19.9% of the number of shares of Common Stock outstanding immediately upon giving effect to such issuance.

SCHEDULE 13D
CUSIP No. 83587F202		Page 8 of 10 Pages

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 24, 2014, between Cambridge Equities, LP, MP 13 Ventures, LLC and Dr. Patrick Soon-Shiong.

2	Securities Purchase Agreement, dated as of December 14, 2014, between Cambridge Equities, LP and Sorrento Therapeutics, Inc.

3	First Amendment to Securities Purchase Agreement, dated as of December 22, 2014, between Cambridge Equities, LP and Sorrento Therapeutics, Inc.

4	Common Stock Purchase Warrant, dated as of December 22, 2014, issued by Sorrento Therapeutics, Inc. to Cambridge Equities, LP.

SCHEDULE 13D
CUSIP No. 83587F202		Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: December 24, 2014

CAMBRIDGE EQUITIES, LP

By:	MP 13 Ventures, LLC, its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

SCHEDULE 13D
CUSIP No. 83587F202		Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 24, 2014, between Cambridge Equities, LP, MP 13 Ventures, LLC and Dr. Patrick Soon-Shiong.

2	Securities Purchase Agreement, dated as of December 14, 2014, between Cambridge Equities, LP and Sorrento Therapeutics, Inc.

3	First Amendment to Securities Purchase Agreement, dated as of December 22, 2014, between Cambridge Equities, LP and Sorrento Therapeutics, Inc.

4	Common Stock Purchase Warrant, dated as of December 22, 2014, issued by Sorrento Therapeutics, Inc. to Cambridge Equities, LP.